UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HORIZON GLOBAL CORPORATION

(Name of Subject Company (Issuer))

PHX MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

FIRST BRANDS GROUP, LLC

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.01 Per Share

Series B Preferred Stock, par value $0.01 Per Share

(Title of Class of Securities)

44052W104

(CUSIP Number of Class of Securities)

Stephen Graham

Michael Baker

PHX Merger Sub, Inc.

First Brands Group, LLC

127 Public Square, Suite 5300

Cleveland, OH 44114

(216) 302-2590

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jonathan E. Kellner

Carl Sanchez

Joseph Swanson

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☒ Not applicable	Filing party:	☒ Not applicable

Form or Registration No.:	☒ Not applicable	Date filed:	☒ Not applicable

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1. ☐ issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by PHX Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of First Brands Group, LLC, a Delaware limited liability company (“Parent”), for all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and all of the outstanding shares of Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock” and together with the Common Stock, the “Shares”) of Horizon Global Corporation, a Delaware corporation (“Horizon”), at a price of $1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Preferred Stock Certificate of Designations) per share of Preferred Stock calculated as of the Acceptance Time, in each case, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 9, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase including all schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Subject Company Information.

Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Horizon Global Corporation, 47912 Halyard Drive, Suite 100, Plymouth, Michigan 48170, (734) 656-3000

Securities. As of January 5, 2023, based on information provided by Horizon there were: (i) 27,732,762 shares of Common Stock issued and outstanding; (ii) 9,768 shares of Common Stock issuable upon the exercise of outstanding stock options to purchase shares of Common Stock; (iii) 41,000 shares of Preferred Stock issued and outstanding; and (iv) 10,206,146 shares of Common Stock issuable upon the exercise of outstanding warrants to purchase shares of Common Stock. The information set forth in the INTRODUCTION of the Offer to Purchase and under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Terms of the Transaction.

Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Certain United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements—The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Horizon—Purpose of the Offer”)

THE TENDER OFFER—Section 14 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Conditions to the Offer”)

Past Contacts, Transactions, Negotiations and Arrangements.

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Horizon”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 19 (“Transactions and Arrangements Concerning the Shares and Other Securities of Horizon”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Horizon”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Horizon”)

THE TENDER OFFER—Section 19 (“Transactions and Arrangements Concerning the Shares and Other Securities of Horizon”)

Purposes of the Transaction and Plans or Proposals.

Purposes. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Horizon”) is incorporated herein by reference.

(c) (1)–(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Horizon”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Horizon”)

THE TENDER OFFER—Section 14 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Dividends and Distributions”)

THE TENDER OFFER—Section 20 (“Interests of Certain Horizon Directors and Executive Officers in the Offer and Merger”)

Source and Amount of Funds or Other Consideration.

Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

(d) Borrowed Funds. Not applicable.

Interest in Securities of the Subject Company.

Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 19 (“Transactions and Arrangements Concerning the Shares and Other Securities of Horizon”)

Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 19 (“Transactions and Arrangements Concerning the Shares and Other Securities of Horizon”)

Persons/Assets, Retained, Employed, Compensated or Used.

Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 21 (“Fees and Expenses”)

Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Horizon”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Horizon”)

THE TENDER OFFER—Section 14 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 17 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 9, 2023.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Summary Advertisement as published in The New York Times on January 9, 2023.

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Schedule 14D-9 filed by Horizon with the SEC on January 9, 2023).

(a)(5)	Press Release issued by Horizon on January 3, 2023 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed by Horizon with the SEC on January 3, 2023).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of December 30, 2022, among Parent, Purchaser, and Horizon (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Horizon on January 3, 2023).

(d)(2)	Confidentiality Agreement, dated as of July 29, 2022, by and between Parent and Horizon

(g)	None.

(h)	None.

107	Calculation of Filing Fee Table. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2023

FIRST BRANDS GROUP, LLC

By:	/s/ Michael Baker

Name:	Michael Baker
Title:	Chief Corporate Strategy Officer

PHX MERGER SUB, INC.

By:	/s/ Michael Baker

Name:	Michael Baker
Title:	Chief Corporate Strategy Officer